August 29, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Craig D. Wilson, Sr. Asst. Chief Accountant
David Edgar, Staff Accountant

Re:	Gigamon Inc.
Form 10-K for the Fiscal Year Ended December 28, 2013
Filed March 13, 2014
Form 10-Q for the Quarterly Period Ended March 29, 2014
Filed May 8, 2014
File No. 001-35957

Gentlemen:

Gigamon Inc. (the “Company”), hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that, as discussed in its letter to the Commission which it submitted via EDGAR on August 18, 2014 (the “August 18th Letter”), the Company has received the Staff’s letter dated August 5, 2014 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2014. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. The Company, in the August 18th Letter, previously indicated that it would respond by September 2, 2014, however, the Company is hereby now intending to provide a response to the Staff no later than September 9, 2014 due to internal scheduling issues related in part to the Labor Day holiday.

Should you have any questions regarding the request made herein, please do not hesitate to contact me at (408) 831-4402. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Mike Burns
Mike Burns
Chief Financial Officer

cc:	Paul B. Shinn
General Counsel
Gigamon Inc.

Robert G. Day
Wilson Sonsini Goodrich & Rosati, P.C.